

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2024

Ofer Vicus
Chief Executive Officer and Director
Aduro Clean Technologies Inc.
542 Newbold St.
London, Ontario N6E 2S5, Canada

> **Re: Aduro Clean Technologies Inc.**
> **Amendment No. 1 Draft Registration Statement on Form F-1**
> **Submitted May 8, 2024**
> **CIK No. 0001863934**

Dear Ofer Vicus:

We have reviewed your draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement Submitted May 8, 2024

Prospectus Summary
Our Business, page 5

1.   Please revise to balance your prospectus summary to further describe the status of and challenges to the development of your products. Please also revise to clarify whether you currently have any definitive partnership agreements in place.

Risk Factors
We depend on certain key personnel, and our success will depend on our continued ability to retain and attract such qualified personnel, page 14

2.   Please expand this risk factor to specifically describe your reliance on key personnel to operate your business and develop your products.

<u>History and Development of Our Comapny, page 21</u>

3. We note your disclosure that "[t]he operation of the show room unit to obtain Product by application of Aduro Energy's technology needed to be independently validated by Professor Paul Charpentier or such other independent third party agreed upon by us and Aduro Energy." You also disclose that you are a party to a three year joint research project led by Dr. Paul A. Charpentier and Dr. Cedric L. Briens of University of Western Ontario. Please disclose whether you provided funding for such projects and provide a brief summary of Dr. Paul A. Charpentier and Dr. Cedric L. Briens' expertise and experience to provide context for your disclosures.

4. You disclose commencement of discussions with a number of companies regarding potential partnerships. For example, on page 22, we note your disclosure of discussions with Switch Energy Corp. and Brightlands. Please update your disclosure to describe the outcome of each discussion and clarify whether you have entered into any partnership agreements. Additionally, if the company has entered into an agreement with any company, please file such agreement as an exhibit to the registration statement or provide us with an analysis supporting a determination that you are not required to file them as exhibits. See Item 8 of Form F-1 and Item 19 of Form 20-F.

5. You describe your technology as "novel" throughout your prospectus. For example, you state on page 22 that your "objective of the partnership is to complete an installation that applies HCT, a novel technology developed by your company." Additionally, on page 25 when referring to your company, you state that "Aduro Energy has developed a novel chemical conversion process..." Additionally, we note your disclosure on page 27 that "[you] believe this makes it significantly more environment-friendly than established alternative..." For all statements throughout your prospectus regarding your technology or products that you consider novel, please substantiate your claims or remove such statements.

6. We note your disclosure on page 23 that you were selected by the "Shell GameChanger program to apply [your] novel HCT produce sustainable naphtha cracker feedback from polyethylene and polypropylene, individually or on a mixed basis, and to also convert polystyrene into useful platform chemicals." Please revise your disclosure to clarify whether Shell GameChanger is a private organization or a governmental entity. Additionally, you disclose that on September 5, 2023, you had passed the midpoint of your project as part of the Shell GameChanger program with the successful completion of the first three of six phases. Please update your disclosure regarding the status of and funding for this project and describe the intended deliverables at the conclusion of this project.

7. In regard to the descriptions of your reactors and facilities, please consider including a separate sub-section to more clearly describe these projects and developments. For

example, you disclose that in December 2022 you completed the construction and mechanical assembly of your pilot-scale Hydrochemolytic™ continuous flow plastic ("R2 Plastic") reactor. You also disclose that plans for testing and certifications are in place and final certification by the Technical Standard and Safety Authority is progressing with registration "expected later this month" and that once certified, the reactor unit will be moved to the newly expanded laboratory in London, Ontario, Canada for final testing and commissioning. Please revise to update your disclosures regarding the testing and certification for the R2 Plastic reactor. If you have not received certification for your reactors, please clarify.

8. We note the disclosure regarding your Customer Engagement Program ("CEP") and the addition of two new participants, a "leading global multinational food packaging company" and a "leading multinational building materials company." Please revise to clarify that while you plan to "cultivate partnerships with key industry stakeholders and to pave the way for upcoming commercial projects" through your CEP, you currently do not have definitive partnership agreements with these parties.

The Business Model, page 29

9. We note disclosure regarding your "clean" energy platform and that you will include environmental considerations including GHG footprint and life cycle analysis. Please revise or substantiate how your products and platform are clean and describe how you will consider the GHG footprint and life cycle analysis.

Competitive Companies, page 31

10. Please revise to identify any existing competitors in the HCT platform market that use a similar technique and/or have obtained intellectual property rights relating to or similar to those used for your product.

Information on Our Company
Government Regulation, page 31

11. We note your disclosure on page 32. Please revise to clarify whether there are existing or anticipated government regulations affecting your business, and if so, describe the material regulations and their effects.

Use of Proceeds, page 35

12. We note your disclosure that you intend to use the net proceeds from this offering for general corporate purposes, which may include increasing your working capital. Please revise this section to provide more specific detail regarding the use of the funds to be allocated to general corporate purposes. In this regard, please disclose the estimated net amount of the proceeds broken down into each principal intended use thereof. If the anticipated proceeds will not be sufficient to fund all the proposed purposes, the order of

priority of such purposes should be given, as well as the amount and sources of other funds needed. If the company has no specific plans for the proceeds, please discuss the principal reasons for the offering. See Item 3.C of Form 20-F.

Directors, Senior Management and Employees , page 48

13.	Please revise to provide additional information to describe the business experience, functions and areas of experience of your directors and senior management. Please also include the date of expiration of the current term of office, if applicable, and the period during which the person has served in that office. For guidance, see Form F-1 and Item 6 to Form 20-F.

Employment, Consulting and Management Agreement, page 53

14.	We note your agreements with several Directors, Senior Managers and Employees. Please expand your disclosure to include a summary of the material terms of eachmanagement contract or compensatory plan, contract or arrangement with your directors or members of your administrative, supervisory or management bodies. Please also file the agreements as exhibits to the registration statement or tell us why you believe you are not required to do so. Refer to Instructions to Exhibits Section 4(c) of Form 20-F.

Experts, page 88

15.	The disclosure indicates that De Visser Gray LLP's audit report contains an explanatory paragraph regarding your ability to continue as a going concern. However, we note that their report, as presented on page F-2, does not contain such a paragraph. Please address this apparent inconsistency.

Consolidated Statements of Loss and Comprehensive Loss , page F-5

16.	We note you present stock-based compensation as a separate line item in your consolidated statements of income (loss). Expenses related to share-based payment arrangements should be presented in the same line or lines as cash compensation paid to the same employees. Please reference SAB Topic 14-F and revise accordingly. Also address this comment as it relates to your interim financial statements.

Critical Accounting Policies, page F-14

17.	Your critical accounting estimate for share purchase warrants and stock options on page F-14 indicates that management used the volatility of the shares of four companies that management estimated were similar in nature to the Company activities. Please expand your disclosures to address why you did not use the Company's share volatility given its trading on the OTC Markets Group since July 23, 2021. Address any potential implications of using the estimated volatility rather than the Company's share volatility.

General

18.   Refer to your Exchange Rate table on page 4. Please provide the Exchange Rate for the month end of April 30, 2024.

19.   Please file all material agreements as exhibits to your registration statement. For example, please file your loan agreements, such as the loan agreement with the Business Development Bank of Canada, and agreements governing transactions with related parties. For guidance, see Item 8 of Form F-1 and Item 19 of Form 20-F.

   Please contact Tayyaba Shafique at 202-551-2110 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Augustin at 202-551-8483 or Lauren Nguyen at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Andrew Stewart